As filed with the Securities and Exchange Commission on November 21, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(AMENDMENT NO. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
TRUST INDENTURE ACT OF 1939

SOS Telecomunicaciones, S.A. de C.V. (the “Applicant”)

Montes Urales No. 460 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.
(Address of principal executive offices)

Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount

Guarantee of Senior Floating Rate First Lien Notes due 2011	U.S.$170,824,505
Guarantee of 10.000% Senior Subordinated Second Lien Notes due 2012	U.S.$212,671,520

Approximate date of proposed public offering: As promptly as possible after the effective date of this Application for Qualification.

Name and address of agent for service:

James Heaney

Law Debenture Corporate Services

400 Madison Avenue, 4th Floor

New York, NY 10017

(212) 750-6474

With a copy to:

Richard J. Cooper, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment that specifically

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states that it shall supersede this amendment or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

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GENERAL

1.	General Information.

(a)           Form of organization: Limited liability corporation (a sociedad anónima de capital variable).

(b)           State or other sovereign power under the laws of which organized: United Mexican States.

2.	Securities Act exemption applicable.

The Applicant believes that the issuance by Grupo Iusacell Celular, S.A. de C.V. (“Iusacell Cellular”) of its Senior Floating Rate First Lien Notes due 2011 (the “First Lien Notes”) and its 10.000% Senior Subordinated Second Lien Notes due 2012 (the “Second Lien Notes”, together with the First Lien Notes, the “Notes”) and the guarantees of each of the First Lien Notes (the “First Lien Note Guarantees”) and the Second Lien Notes (the “Second Lien Notes Guarantees”, together with the First Lien Notes Guarantees, the “Guarantees”) will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(10) of the Securities Act. The Applicant and Comunicaciones Celulares de Occidente, S.A. de C.V.; Telecomunicaciones del Golfo, S.A. de C.V.; Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.; Portatel del Sureste, S.A. de C.V.; Grupo Portatel, S.A. de C.V.; Iusacell, S.A. de C.V.; Iusanet, S.A. de C.V.; Inmobiliaria Montes Urales 460, S.A. de C.V.; Sistecel, S.A. de C.V.; and Mexican Cellular Investments, Inc. (collectively, the “Guarantors”) will be guarantors under the Notes. Certain of the Guarantors may be removed from the list of guarantors under the indentures related to the Notes at a future date.

From May 25, 2006 to July 26, 2006, Iusacell Celular solicited consents to exchange any and all of its tranche A loans (the “Tranche A Loans”) and its tranche B loans (the “Tranche B Loans”) outstanding under its credit agreement dated as of July 25, 1997, amended and restated as of March 29, 2001, among Iusacell Celular, JPMorgan Chase Bank, as sole bookrunner and lead arranger, BNP Paribas, Citibank N.A., The Toronto-Dominion Bank and BBVA Bancomer, S.A., as arrangers, and JPMorgan Chase Bank (f/k/a The Chase Manhattan Bank), as administrative agent and collateral agent, and its 10.000% Senior Notes due 2004 (the “2004 Notes”, together with the Tranche A Loans and the Tranche B Loans, the “Existing Debt”) for (i) in the case of the Tranche A Loans, the First Lien Notes, and (ii) in the case of the Tranche B Loans and the 2004 Notes, the Second Lien Notes, in each case from holders of the Existing Debt who had represented in writing to Iusacell Celular that they were (1) not persons located in the “United States,” other than as dealers or other professional fiduciaries organized, incorporated or (if individuals) resident in the United States holding a discretionary account of a non-“U.S. Person,” as such terms are defined in Regulation S under the Securities Act, or (2) “Qualified Institutional Buyers,” as such term is defined in Rule 144A under the Securities Act. Holders of approximately 99% of the Existing Debt agreed to tender their Existing Debt in exchange for the applicable Notes to be issued by Iusacell Celular pursuant to Iusacell Celular’s Plan of Reorganization (as described below). The Applicant believes the offering of the Notes and the Guarantees was exempt from registration under the Securities Act pursuant to Section 4(2) and Regulation S under the Securities Act.

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As promptly as possible after the effective date of this Application, Iusacell Celular proposes to issue, and the Applicant and other Guarantors propose to guarantee, (i) U.S.$170,824,505 in aggregate principal amount of First Lien Notes and (ii) U.S.$212,671,520 in aggregate principal amount of Second Lien Notes pursuant to a plan of reorganization (a convenio concursal) (the “Plan of Reorganization”) that was approved by the Seventh District Civil Court of the First Circuit in Mexico City, Mexico (the “Mexican Court”). The Plan of Reorganization was filed as part of the reorganization proceeding which was commenced by Iusacell Celular on July 18, 2006, when it filed a petition with the Mexican Court to commence a concurso mercantil proceeding (the “Concurso Mercantil Proceeding”) under the Mexican Business Reorganization Act (Ley de Concursos Mercantiles).

The Plan of Reorganization was approved by the Mexican Court on June 28, 2007. Accordingly, (i) U.S.$189,805,000 in aggregate principal amount of Iusacell Celular’s outstanding Tranche A Loans will be cancelled, and the holders of the Tranche A Loans will receive U.S.$1,000 in principal amount of First Lien Notes for each U.S.$1,000 principal amount of Tranche A Loans previously held and (ii) U.S.$225,816,454.00 in aggregate principal amount of Iusacell Celular’s outstanding Tranche B Loans and 2004 Notes will be cancelled, and the holders of the Tranche B Loans and/or 2004 Notes will receive U.S.$900 in principal amount of Second Lien Notes for each U.S.$1,000 principal amount of Tranche B Loans and/or 2004 Notes previously held. On the date on which the Notes are issued (the “Issue Date”), (i) holders of First Lien Notes will also receive an additional cash payment (the “First Lien Notes Restructuring Payment”) equal to the interest that would have accrued on U.S.$1,000 of such First Lien Notes from March 31, 2006 to the Issue Date, had such U.S.$1,000 of First Lien Notes been issued on March 31, 2006, minus the total amount of all interest accrued and paid to such holders in respect of the Tranche A Loans from March 31, 2006, and (ii) holders of Second Lien Notes will also receive an additional cash payment (the “Second Lien Notes Restructuring Payment”) equal to the interest that would have accrued on U.S.$900 of such Second Lien Notes from March 31, 2006 to the Issue Date, had such U.S.$900 of Second Lien Notes been issued on March 31, 2006, minus the total amount of all interest accrued and paid to such holders in respect of the Tranche B Loans and 2004 Notes from March 31, 2006. Iusacell Celular intends to capitalize 30% of the Second Lien Notes Restructuring Payment, and therefore the principal amount of Second Lien Notes to be issued on the Issue Date was increased, on a U.S. dollar-for-U.S. dollar basis, by the capitalized amount (and is reflected in the U.S.$212,671,520 in aggregate principal amount of Second Lien Notes to be issued).

In addition, holders of First Lien Notes will also receive, on a pro rated basis, an additional cash payment in an aggregate amount of U.S.$18,980,500, which represents the total quarterly amortization amount of principal that would have otherwise occurred prior to the Issue Date (the “Additional First Lien Notes Restructuring Payment”). The Additional First Lien Notes Restructuring Payment that will be paid to holders of First Lien Notes will decrease the principal amount of First Lien Notes issued on the Issue Date on a U.S. dollar-for- U.S. dollar basis (and is reflected in the U.S.$170,824,505 in aggregate principal amount of First Lien Notes to be issued).

The Applicant believes that the issuance of the Notes and the Guarantees will be exempt from registration under the Securities Act pursuant to Section 3(a)(10) of the Securities Act because they are being issued in exchange for the Existing Debt in an exchange in which the terms and conditions of such issuance and exchange are contained in a Plan of Reorganization that was approved by the Mexican Court (after a hearing upon the fairness of such terms and conditions at which all recognized creditors of Iusacell Celular had the right to appear).

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On July 26, 2006, the Mexican Court accepted Iusacell Celular’s petition to enter into a concurso mercantil proceeding. On August 11, 2006, the judicial entity responsible for supervising the Concurso Mercantil Proceeding (the Instituto Federal de Especialistas de Concursos Mercantiles) (the “Mexican Institute”) appointed an examiner (visitador) to review Iusacell Celular’s books and records and make such other inquiries as it deems necessary to verify that Iusacell Celular is insolvent under the Mexican Business Reorganization Act. After thorough review, the examiner filed its report with the Mexican Court on September 6, 2006. On October 3, 2006, the Mexican Court issued an insolvency declaration (the “Insolvency Declaration”) whereby it directed the Mexican Institute to appoint a conciliator (conciliador) and established that Iusacell Celular was in general default. The Insolvency Declaration, which also included a provisional list of creditors, was subject to appeal but was not appealed. On October 25, 2006, the Insolvency Declaration was registered with the Public Registry of Property and Commerce (Registro Público de la Propiedad y del Comercio) in Mexico City and on October 30, 2006 and October 31, 2006 an abstract of its contents was published in the Federal Official Gazette (Diario Oficial de la Federación) and in the El Universal, which is a widely circulated newspaper in Mexico City and in Mexico.

In the conciliation stage, the conciliator (an independent insolvency proceeding official with a fiduciary duty to all creditors, who was charged with facilitating an agreement for a plan of reorganization that considered the interests of all recognized parties) arranged for the negotiation of the Plan of Reorganization with Iusacell Celular’s recognized creditors. Recognized creditors comprising 10% or more of all of Iusacell Celular’s recognized obligations were entitled to seek the appointment of an intervenor (interventor) to review the findings of the conciliator and ensure that creditor interests were being adequately protected. The conciliator was able to request such reports as it deemed necessary to facilitate the entry into a plan of reorganization between the requisite majority of creditors and Iusacell Celular, including reports of experts as to the fairness of the transaction to all recognized creditors. In addition, following notice to all recognized creditors, the conciliator held a hearing on the fairness of the transaction, at which all recognized creditors were able to appear and present arguments in support of or in opposition to the proposed Plan of Reorganization. The conciliator then determined, based upon the reports and the arguments presented to it at the fairness hearing, that the plan was fair, both procedurally and substantively, to all recognized creditors. The conciliator submitted the Plan of Reorganization to the Mexican Court along with his report including his findings as to fairness, at which time the conciliator advised the Mexican Court that Iusacell Celular would rely on the exemption provided by Section 3(a)(10) of the Securities Act and not register the Notes or the Guarantees under the Securities Act based on the Mexican Court’s approval of the Plan of Reorganization.

Following the submission of the Plan of Reorganization to the Mexican Court, the Mexican Court presented the Plan of Reorganization for the consideration of the recognized creditors and the Mexican Institute for a period of 10 days. During this ten-day period, recognized creditors and the Mexican Institute were able to file objections to the restructuring contemplated by the Plan of Reorganization. Recognized creditors and the Mexican Institute were able to object in writing by stating that the Plan of Reorganization did not comply with the Mexican Businesses Reorganization Act or was inconsistent with public policy. No objections were filed during this ten-day period. The Mexican Institute then recommended to the Mexican Court that the Mexican Court approve the Plan of Reorganization. The Mexican Court then presented the Plan of Reorganization to recognized creditors for an additional 5 days during which any recognized creditor could object as to the authenticity of his or her consent and the majority of unsecured recognized creditors could veto the agreement. No objections were filed during this five-day period, and the majority of unsecured recognized creditors did not veto the agreement.

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To become valid and effective, the Plan of Reorganization needed to be signed by recognized creditors representing more than 50% of the sum of (1) the recognized amount owed to all of Iusacell Celular’s unsecured recognized creditors, and (2) the recognized amount owed to all of Iusacell Celular’s secured creditors that have executed the Plan of Reorganization. Prior to granting its approval, the Mexican Court reviewed the Plan of Reorganization to ensure that it met the formal requirements of the Mexican Business Reorganization Act and took into consideration the report and supporting documentation submitted by the conciliator. The Mexican Court determined that the Plan of Reorganization (1) treats all creditors within the same classes equally and (2) does not contravene public policy. The Mexican Court approved the Plan of Reorganization based on the conciliator’s findings, including as to fairness. On August 3, 2007, the Mexican Court determined that the Plan of Reorganization was no longer subject to appeal. The Notes and Guarantees will be issued pursuant to the Plan of Reorganization that was approved by the Mexican Court.

AFFILIATIONS

3.	Affiliates.

(a)           The Applicant is a wholly-owned subsidiary of Iusacell Celular. Iusacell Celular is a wholly-owned subsidiary of Grupo Iusacell, S.A.B. de C.V. (“Grupo Iusacell”). The principal shareholder of Grupo Iusacell is MóvilAccess, S.A. de C.V., a Mexican telecommunications company and a subsidiary of Grupo Móvil Access, S.A. de C.V. MóvilAccess, S.A. de C.V., Grupo Móvil Access, S.A. de C.V., Grupo Elektra S.A. de C.V., an electronic appliance retailer, and TV Azteca, S.A. de C.V., a Mexican television network, are all part of a group of companies that are either controlled or subject to significant influence, directly or indirectly, by Mr. Ricardo B. Salinas Pliego.

The following table shows Grupo Iusacell’s active direct and indirect subsidiaries, their principal lines of business, their countries of incorporation and the percentages of Grupo Iusacell’s ownership interest and voting power as of October 31, 2007:

Subsidiary	Line of Business	Country of Incorporation	% direct and indirect economic interest	% direct and indirect voting interest
Grupo Iusacell Celular, S.A. de C.V.	Operating cellular	Mexico	100.0	100.0
Iusacell PCS, S.A. de C.V.	Regions 1 and 4 PCS	Mexico	100.0	100.0
Iusacell PCS de México, S.A. de C.V.(1)	Regions 2, 3, 5, 6, 7, 8 and 9 PCS	Mexico	100.0	100.0
Iusacell Infraestructura, S.A. de C.V.	Microwave financing	Mexico	100.0	100.0
Iusacell Arrendadora, S.A. de C.V.	Leasing	Mexico	100.0	100.0
Iusacell Infraestructura de México, S.A. de C.V.	Microwave financing	Mexico	100.0	100.0
SOS Telecomunicaciones, S.A. de C.V.(2)	Region 9 cellular	Mexico	100.0	100.0
Comunicaciones Celulares de Occidente, S.A. de C.V.(3)	Region 5 cellular	Mexico	100.0	100.0

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Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.(2)	Region 6 cellular	Mexico	100.0	100.0
Telecomunicaciones del Golfo, S.A. de C.V. (2)	Region 7 cellular	Mexico	100.0	100.0
Iusacell, S.A. de C.V.(2)	Sales and marketing	Mexico	100.0	100.0
Sistecel, S.A. de C.V.(2)	Administrative services	Mexico	100.0	100.0
Iusatel, S.A. de C.V.(2)	Long distance and fixed local wireline services	Mexico	100.0	100.0
Iusatel USA, Inc.(4)	Long distance U.S.	United States	100.0	100.0
Iusatelecomunicaciones, S.A. de C.V.(2)	Local wireless	Mexico	100.0	100.0
Punto-a-Punto Iusacell, S.A. de C.V.(2)	Microwave transmission	Mexico	100.0	100.0
Infotelecom, S.A. de C.V.(2)	Paging	Mexico	51.0	51.0
Inmobiliaria Montes Urales 460, S.A. de C.V.(2)	Real estate	Mexico	100.0	100.0
Iusanet, S.A. de C.V.(2)	Services	Mexico	100.0	100.0
Editorial Celular, S.A. de C.V.(2)	Publishing	Mexico	40.0	40.0
Grupo Portatel, S.A. de C.V.(2)	Holding company for Portatel del Sureste, S.A. de C.V.	Mexico	100.0	100.0
Portatel del Sureste, S.A. de C.V.(5)	Region 8 cellular	Mexico	100.0	100.0
Mexican Cellular Investments, Inc.(2)	Holding company for Comunicaciones Celulares de Occidente, S.A. de C.V.	United States	100.0	100.0
Azteca Movil, S.A. de C.V.(2)	Holding company for Mobile Azteca, S.A. de C.V. and Azteca Mobile LLC	Mexico	50.0	50.0
Mobile Azteca, S.A. de C.V.(6)	Sales and Marketing	Mexico	49.5	49.5
Azteca Mobile LLC(6)	Reseller of telecommunications services	United States	50.0	50.0
Unefon, S.A. de C.V.	Holding Company	Mexico	100.0	100.0
Telefrecuencias, S.A. de C.V.	Services	Mexico	100.0	100.0
Transmisiones y Frecuencias, S.A. de C.V.	Services	Mexico	100.0	100.0
Cosmotransmisiones y Frecuencias, S.A. de C.V.	Services	Mexico	100.0	100.0

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Operadora Unefon, S.A. de C.V. (7)	Regions 1 to 9 PCS and Long Distance	Mexico	100.0	100.0
Servicios SPC, S.A. de C.V. (7)	Staff Services	Mexico	100.0	100.0
Operadora SPC, S.A. de C.V. (7)	Services	Mexico	100.0	100.0
Telecomunicaciones Unefon, S.A. de C.V. (7)	Services	Mexico	100.0	100.0
Frecuencia Movil, S.A. de C.V. (7)	Capacity Provision (38 GHz)	Mexico	100.0	100.0
Torres y Comunicaciones, S.A. de C.V. (8)	Services	Mexico	100.0	100.0
Unefrecuencias, S.A. de C.V. (8)	Capacity Provision (7 GHz)	Mexico	100.0	100.0

_______________

(1)	Held through Iusacell PCS, S.A. de C.V.
(2)	Held through Grupo Iusacell Celular, S.A. de C.V.
(3)	Held through Grupo Iusacell Celular, S.A. de C.V. and Mexican Cellular Investments, Inc.
(4)	Held through Iusatel, S.A. de C.V.
(5)	Held through Grupo Portatel, S.A. de C.V.
(6)	Held through Azteca Movil, S.A. de C.V.
(7)	Held through Unefon, S.A. de C.V.
(8)	Held through Operadora Unefon, S.A. de C.V.

(b)	See Item 4 for “Directors and Executive Officers” of Applicant as of the date hereof.

(c)	See Item 5 for “Principal Owners of Voting Securities” of Applicant as of October 31, 2007.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following table sets forth the names of, and offices held by, all current directors and executive officers (as defined in Sections 305(5) and 406(6) of the Trust Indenture Act of 1939) of the Applicant. The mailing address of each of the directors and executive officers is c/o Montes Urales No. 460, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000, México, D.F., Attention: Fernando José Cabrera García.

Name	Office(s)
Ricardo Benjamín Salinas Pliego	Chairman of the Board of Directors and Executive Director
Pedro Padilla Longoria	Vice Chairman of the Board of Directors and Executive Director
Gustavo Guzmán Sepúlveda	Director and Chief Executive Officer
Luis Jorge Echarte Fernández	Director
Joaquín Arrangoiz Orvañanos	Director
José Luis Riera Kinkel	Chief Financial Officer
Eduardo Kuri Romo	Director, Systems
Patricio Medina Moya	Director, Marketing and Mobile Products
Fernando José Cabrera García	General Counsel and Secretary non-member of the Board

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5.	Principal owners of voting securities.

Iusacell Celular owns, directly or indirectly, 100% of the shares of the Applicant. Grupo Iusacell owns 100% of the shares of Iusacell Celular. The principal shareholder of Grupo Iusacell is MóvilAccess, S.A. de C.V., a Mexican telecommunications company and a subsidiary of Grupo Móvil Access, S.A. de C.V., each controlled by Mr. Ricardo B. Salinas Pliego. Mr. Salinas Pliego is the Applicant’s Chairman of the Board and Executive Director. Additionally, in connection with the issuance by Grupo Iusacell of its 10.0% senior secured notes due 2013 (the “2013 Notes”), 47,679,295 shares (“Collateral Shares”) of Grupo Iusacell were subscribed for by Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, as collateral trustee (the “Collateral Trustee”), pursuant to a collateral trust agreement among Grupo Iusacell, as settlor, the Collateral Trustee, as trustee, and the trustee for the holders of the 2013 Notes, as agent and beneficiary in the first place. The Collateral Shares are being held in trust as security for the payment by Grupo Iusacell of its obligations under the 2013 Notes. Upon payment in full of the 2013 Notes, the Collateral Shares will be cancelled. Although the Collateral Shares are voting shares, unless and until certain events occur under and in respect of the indenture governing the 2013 Notes, the Collateral Shares will be voted by the Collateral Trustee in accordance with the instructions of Grupo Iusacell. Finally, Azteca Holdings, S.A. de C.V., a company controlled by Mr. Ricardo B. Salinas Pliego, owns 9.6% of the shares of Grupo Iusacell.

Other than MóvilAccess, S.A. de C.V. and the Collateral Trustee, no other shareholder owns more than 10% of the shares of Grupo Iusacell. All shares have the same voting rights. On October 31, 2007, the ownership interests in Grupo Iusacell were as follows:

Name and Complete Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
MóvilAccess, S.A. de C.V. Montes Urales 430 Colonia Lomas de Chapultepec, 11000, México, D.F.	Common Shares	69,716,552	55.6% / 40.3%(1)
Azteca Holdings, S.A. de C.V. Periférico Sur 4119, Col. Fuentes del Pedregal, 14141, México, D.F.	Common Shares	16,620,864	13.3% / 9.6%(1)
Banco Invex, S.A Institución de Banca Múltiple Invex Grupo Financiero, in its capacity as collateral trustee Torre Esmeralda I Blvd Manuel Avila Camacho No 40 Piso 9 Col Lomas de Chapultepec 11000, México D.F.	Common Shares	47,679,295	0% / 27.6%(1)

_______________

(1) The number on the left reflects the percentage of voting securities owned assuming the Collateral Shares are cancelled and the number on the right reflects the percentage of voting securities owned assuming the Collateral Shares remain outstanding (whether as collateral or otherwise). As also described above, the Collateral Shares are voting shares. However, unless and until certain events

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occur under the indenture governing the 2013 Notes, Grupo Iusacell (as opposed to the trustee for the holders of the 2013 Notes), is entitled to instruct the Collateral Trustee on how to vote the Collateral Shares.

UNDERWRITERS

6.	Underwriters.

(a)           No person has acted as underwriter of any securities of the Applicant within the past three years.

(b)           No person is acting, or proposed to be acting, as principal underwriter of the Guarantees of the Notes.

CAPITAL SECURITIES

7.	Capitalization.

(a)           The following table sets forth information with respect to each authorized class of securities of the Applicant as of October 31, 2007:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	12,800	12,800

In addition, the Applicant is a guarantor of the Existing Debt.

(b)           The following is a brief outline of the voting rights of the voting securities of the Applicant:

The Applicant is a wholly-owned subsidiary of Iusacell Celular. The capital stock of the Applicant is represented by common, ordinary, registered shares with no par value and no series classification. These shares have full voting rights and can be subscribed by Mexican and/or foreign individuals or entities once all legal requirements for foreign investment as to the ownership percentages of the capital stock are met. Each common share entitles the holder thereof to one vote at any shareholders meeting of the Applicant.

INDENTURE SECURITIES

8.	Analysis of indenture provisions.
I.	First Lien Notes Indenture.

The following is a general description of certain provisions of the indenture related to the First Lien Notes (the “First Lien Notes Indenture”), a form of which is filed as Exhibit T3C-1 hereto. The description is qualified in its entirety by reference to the First Lien Notes Indenture. Unless otherwise noted, capitalized terms used in this Section I of Item 8 and not defined in this Section I of Item 8 have the meanings given to such terms in the First Lien Notes Indenture, and “Iusacell Celular” means Grupo Iusacell Celular, S.A. de C.V.

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(A)	Events of Default

The following events are “Events of Default” under the First Lien Notes Indenture:

(a)

the default in the payment when due of the principal or premium, if any, on the Notes, including the failure to make a required payment to purchase Notes tendered pursuant to an optional redemption, mandatory redemption in accordance with Section 5.9 of the First Lien Notes Indenture, Change of Control Offer or an Asset Sale Offer;

(b)	the default for 30 calendar days or more in the payment when due of interest or Additional Amounts on the Notes;
(c)	the failure to make a Change of Control Offer when required under the Change of Control covenant;
(d)

the failure to perform or comply with covenants limiting (i) the Incurrence of Additional Indebtedness, (ii) Restricted Payments, (iii) Asset Sales and Events of Loss, (iv) Liens, (v) Transactions with Affiliates, (vi) Maintenance and Perfection of First Priority Security Interest, or (vii) Mergers, Consolidations, Sales and Conveyances for 30 days or more after the date on which written notice thereof requiring Iusacell Celular to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(e)

the failure by Iusacell Celular or any Restricted Subsidiary to deposit in a cash collateral account any Net Cash Proceeds in respect of an Asset Sale or Event of Loss required to be deposited for a period of more than 10 days after the date on which written notice thereof requiring Iusacell Celular or such Restricted Subsidiary to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(f)

the failure by Iusacell Celular or any Restricted Subsidiary to duly observe or perform any of the covenants or agreements of Iusacell Celular or such Restricted Subsidiary under the First Lien Notes Indenture (other than those referred to in clauses (a), (b), (c), (d) and (e) above) for a period of more than 45 days after the date on which written notice thereof requiring Iusacell Celular or such Restricted Subsidiary to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(g)

(A) the failure by Iusacell Celular or any Restricted Subsidiary to make when due a payment of principal, interest or premium, irrespective of amount, if any, on any Indebtedness, the principal amount outstanding of which is in excess of U.S.$15,000,000 (or its equivalent in other currencies), or (B) the default by Iusacell Celular or any Restricted Subsidiary under any Indebtedness, the principal amount outstanding of which is in excess of U.S.$15,000,000 (or its equivalent in other currencies), which default results in the acceleration of such Indebtedness prior to its stated maturity;

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(h)	a Judgment shall have been entered against Iusacell Celular or any Restricted Subsidiary;
(i)

(A) the Lien created or intended to be created on the Issue Date by any of the Collateral Documents fails to be registered with the appropriate registry in Mexico, which shall include the public registries of commerce of the domicile of each of Iusacell Celular and the Restricted Subsidiaries that grant Collateral, by the 21st month anniversary of the Issue Date, if Iusacell Celular shall have provided the Trustee no later than the 12th month anniversary of the Issue Date with an Officers’ Certificate stating that Iusacell Celular has used its best reasonable commercial efforts and has acted diligently to obtain the registration of the mortgage at the public registry of commerce in Mexico City (or, if such Officers’ Certificate has not been so provided, the Lien created fails to be registered with the appropriate registry in Mexico by the 12th month anniversary of the Issue Date), or (B) the Lien created by any of the Collateral Documents at any time fails to constitute a valid Lien on the Collateral, except, in each of the cases of (A) and (B) above, for any failure that (1) is cured by Iusacell Celular within 30 days after the date on which written notice thereof requiring Iusacell Celular to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, (2) is as a result of the Collateral and Intercreditor Agent’s failure to maintain possession of any instruments delivered to it under the Collateral Documents, or (3) relates to an immaterial portion of the Collateral;

(j)

except as permitted by the First Lien Notes Indenture and the Collateral Documents, any Note Guarantee or Collateral Document is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect, or any Restricted Subsidiary denies or disaffirms its obligations under its Note Guarantee, or Iusacell Celular or any Restricted Subsidiary denies or disaffirms its obligations under any of the Collateral Documents;

(k)	there shall have been a condemnation or expropriation of the assets of Iusacell Celular or a Restricted Subsidiary that could reasonably be expected to have a Material Adverse Effect; and
(l)	certain events of bankruptcy or insolvency with respect to Iusacell Celular or a Restricted Subsidiary.

If an Event of Default occurs and is continuing, the Trustee may and, at the direction or request of the Holders of not less than 25% of the then outstanding principal amount of the Notes shall, declare all the Notes to be due and payable. Certain events of bankruptcy or insolvency are Events of Default which shall result in the Notes being due and payable immediately upon the occurrence of such Events of Default.

Holders may not enforce the First Lien Notes Indenture or the Notes except as provided in the First Lien Notes Indenture. The Trustee may refuse to enforce the First Lien Notes Indenture or the Notes unless it receives reasonable indemnity or security. Subject to certain limitations, Holders of a majority in principal amount of the Outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or

12

interest) if it determines that withholding notice is in their interest. The exercise of remedies is also subject to the limitations contained in the Collateral Documents.

No Holder shall have any right to institute any proceeding with respect to the First Lien Notes Indenture for any remedy thereunder, unless:

•	such Holder gives the Trustee written notice of a continuing Event of Default;
•

Holders of not less than 25% of the principal amount of the then Outstanding Notes make a written request to the Trustee to institute such action or proceedings in its own name as Trustee and offer to the Trustee a customary indemnity against the costs, expenses and liabilities to be incurred therein or thereby;

•

the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such action or proceeding and no direction inconsistent with such written request have been given to the Trustee pursuant to the First Lien Notes Indenture; and

•

Holders of a majority in principal amount of the Outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

(B)	Notice of Defaults

If a Default or Event of Default occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or Event of Default in payment of principal of or interest on any Note (including payments pursuant to the optional redemption or required repurchase provisions of such Note, if any), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders.

(C)	Authentication and Delivery; Use of Proceeds

At any time and from time to time after the execution and delivery of the First Lien Notes Indenture, Iusacell Celular may deliver the Notes executed by Iusacell Celular to the Trustee for authentication, together with the applicable documents referred to in the First Lien Notes Indenture to be dated on or about the date on which the Mexican Court approves the Plan of Reorganization and certain other conditions are satisfied, and the Trustee shall thereafter authenticate and deliver such Notes to or upon the order of Iusacell Celular (specified in the Company Order referred to in the First Lien Notes Indenture) or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Company Order.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes, because the Notes will be issued in exchange for the Tranche A Loans pursuant to the Plan of Reorganization.

(D)	Release of Property subject to Lien

Collateral may be released from the Liens and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the First Lien

13

Notes Indenture and the Collateral Documents. Upon the written request of Iusacell Celular and the Restricted Subsidiaries pursuant to an Officers’ Certificate and an Opinion of Counsel delivered to the Trustee certifying that all conditions precedent under the First Lien Notes Indenture have been met (including that all obligations of Iusacell Celular and the Restricted Subsidiaries have been fully performed (to the extent required to be performed prior thereto and in respect thereof)) and the compliance with the applicable provisions of the Collateral Documents and the First Lien Notes Indenture and without the consent of any Holder, Iusacell Celular, the Restricted Subsidiaries and the Trustee will be entitled to releases of assets included in the Collateral from the Liens securing the Notes pursuant to the Collateral Documents under any one or more of the following circumstances:

(i)           in connection with any direct or indirect sale, disposition, conveyance, transfer, lease, assignment or other disposition, including a Sale-Leaseback Transaction, by Iusacell Celular or any Restricted Subsidiary that is permitted or not prohibited by Section 3.7 of the First Lien Notes Indenture (including those items not deemed to be Asset Sales pursuant to the second sentence of the definition thereof);

(ii)        in respect of assets subject to a Permitted Lien;

(iii)         if the assets to be released have been taken by eminent domain, termination, expropriation, rescate, revocation, condemnation or in similar circumstances;

(iv)         if any Restricted Subsidiary is released from its Note Guarantee in accordance with the terms of the First Lien Notes Indenture, such Restricted Subsidiary’s assets will also be released; or

(v)           pursuant to an amendment, waiver or supplement in accordance with the terms of the First Lien Notes Indenture.

In addition, so long as such transaction would not violate the First Lien Notes Indenture, Iusacell Celular and Eligible Restricted Subsidiaries may, to the extent permitted by applicable law, without any action or consent sent by the Trustee, (i) sell, collect, liquidate, factor or otherwise dispose of accounts receivable in the ordinary course of business; (ii) sell or dispose of in the ordinary course of business, free from the Lien and security interest created by the Collateral Documents, any machinery, equipment, furniture, apparatus, tools, implements, materials or supplies or other similar property (“Subject Property”) which, in the reasonable opinion of Iusacell Celular or the Eligible Restricted Subsidiary, as the case may be, may have become obsolete or unfit for use in the conduct of its business or the operation of the Collateral upon replacing the same with, or substituting for the same, new Subject Property constituting Collateral not necessarily of the same character but being of at least equal value and utility as the Subject Property so disposed of so long as such new Subject Property becomes subject to the Lien and security interest created by the Collateral Documents; (iii) abandon, sell, assign, transfer, license or otherwise dispose of in the ordinary course of business any personal property the use of which is no longer necessary or desirable in the proper conduct of the business or maintenance of the earnings of Iusacell Celular and the Eligible Restricted Subsidiaries, taken as a whole, and is not material to the conduct of the business of Iusacell Celular and Eligible Restricted Subsidiaries, taken as a whole; and (iv) make cash payments (including for the scheduled repayment of Indebtedness) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the First Lien Notes Indenture and the Collateral Documents. Iusacell Celular and the Eligible Restricted Subsidiaries shall deliver to the Trustee, within 30 calendar days following June 30 and December 31, an Officers’ Certificate to the effect

14

that any releases and withdrawals pursuant to the First Lien Notes Indenture during the preceding six-month period in which no release or consent of the Trustee was obtained were in the ordinary course of Iusacell Celular’s and/or the Eligible Restricted Subsidiaries’ business and were not prohibited hereby and that all proceeds therefrom were used by Iusacell Celular or such Eligible Restricted Subsidiary as permitted herein.

Finally, the Trustee shall, at the written request of Iusacell Celular and the Restricted Subsidiaries, deliver a certificate to the Collateral and Intercreditor Agent stating that the Obligations of Iusacell Celular under the First Lien Notes Indenture have been satisfied in full, and instruct the Collateral and Intercreditor Agent to release the Lien securing the Obligations pursuant to the First Lien Notes Indenture and the Collateral Documents upon a satisfaction and discharge of the First Lien Notes Indenture or a defeasance or covenant defeasance pursuant to the First Lien Notes Indenture. In connection with such instruction, the Trustee shall request the Collateral and Intercreditor Agent to execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of all such Liens.

(E)	Satisfaction and Discharge; Covenant Defeasance

Under the terms of the First Lien Notes Indenture, Iusacell Celular may at its option by a resolution of the Board of Directors, at any time, upon the satisfaction of certain conditions described in the First Lien Notes Indenture, elect to be discharged from its obligations with respect to outstanding Notes (“defeasance”). In general, upon a defeasance, Iusacell Celular shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have satisfied all of its obligations under such Notes except for (1) the rights of Holders of such Notes to receive, solely from the trust fund established for such purposes, payments in respect of the principal of and interest on such Notes when such payments are due, (2) certain provisions relating to ownership, registration, cancellation and transfer of the Notes, (3) certain provisions relating to the mutilation, destruction, loss or theft of the Notes, (4) the covenant relating to the maintenance of an office or agency in the City of New York and (5) certain provisions relating to the rights, powers, trusts, duties and immunities of the Trustee.

In addition, Iusacell Celular may at its option by Board Resolution, at any time, upon the satisfaction of certain conditions described in the First Lien Notes Indenture, elect to be released from certain covenants described in the First Lien Notes Indenture (“covenant defeasance”). Following such covenant defeasance, the occurrence of a breach or violation of any such covenant will not be deemed to be a Default or an Event of Default under the First Lien Notes Indenture.

The First Lien Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the First Lien Notes Indenture) as to all Notes when:

(a)	either:
(i) all the Notes that have been executed, authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by Iusacell Celular and thereafter repaid to Iusacell Celular or discharged from such trust) have been delivered to the Trustee for cancellation; or

15

(ii) all Notes not previously cancelled have become due and payable, and Iusacell Celular has deposited with the Trustee Dollars or U.S. Government Obligations sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Notes to the date of deposit, together with irrevocable instructions from Iusacell Celular directing the Trustee to apply such funds to the payment;
(b)	Iusacell Celular or any Restricted Subsidiary has paid all other sums payable under the First Lien Notes Indenture and the Notes by Iusacell Celular; and
(c)

Iusacell Celular has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent under the First Lien Notes Indenture relating to the satisfaction and discharge of this First Lien Notes Indenture have been complied with.

(F)	Evidence of Compliance with Covenants
(a)

Iusacell Celular shall deliver to the Trustee as soon as available, but in any event within 180 days after the end of each fiscal year of Iusacell Celular, an Officers’ Certificate stating whether, to the best of such Officers’ knowledge, anything came to his or her attention to cause him or her to believe that there existed on the date of such statements a Default or Event of Default, and if so, specifying the nature and period of existence thereof.

(b)

Within five days after the date on which any Senior Executive Officer of Iusacell Celular becomes aware of a Default or Event of Default, Iusacell Celular shall deliver to the Trustee written notice specifying such Default or Event of Default and what action Iusacell Celular is taking or proposes to take.

(c)

Upon any request or application by Iusacell Celular to the Trustee to take any action under the First Lien Notes Indenture, Iusacell Celular may be required to furnish to the Trustee an Officers’ Certificate and an Opinion of Counsel.

(d)	Iusacell Celular is required to deliver all certificates and opinions under Section 314 of the TIA relating to collateral and releases thereof.
II.	Second Lien Notes Indenture.

The following is a general description of certain provisions of the indenture related to the Second Lien Notes (the “Second Lien Notes Indenture”), a form of which is filed as Exhibit T3C-2 hereto. The description is qualified in its entirety by reference to the Second Lien Notes Indenture. Unless otherwise noted, capitalized terms used in this Section II of Item 8 and not defined in this Section II of Item 8 have the meanings given to such terms in the Second Lien Notes Indenture, and “Iusacell Celular” means Grupo Iusacell Celular, S.A. de C.V.

(A)	Events of Default

The following events are “Events of Default” under the Second Lien Notes Indenture:

(a)

the default in the payment when due of the principal or premium, if any, on the Notes, including the failure to make a required payment to purchase Notes tendered pursuant to an optional redemption, mandatory redemption in accordance with Section 5.8 of the Second Lien Notes Indenture, Change of Control Offer or an Asset Sale Offer;

16

(b)	the default for 30 calendar days or more in the payment when due of interest or Additional Amounts on the Notes;
(c)	the failure to make a Change of Control Offer when required under the Change of Control covenant;
(d)

the failure to perform or comply with covenants limiting (i) the Incurrence of Additional Indebtedness, (ii) Restricted Payments, (iii) Asset Sales and Events of Loss, (iv) Liens, (v) Transactions with Affiliates, (vi) Maintenance and Perfection of Second Priority Security Interest, or (vii) Mergers, Consolidations, Sales and Conveyances for 30 days or more after the date on which written notice thereof requiring Iusacell Celular to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(e)

the failure by Iusacell Celular or any Restricted Subsidiary to deposit in a cash collateral account any Net Cash Proceeds in respect of an Asset Sale or Event of Loss required to be deposited for a period of more than 10 days after the date on which written notice thereof requiring Iusacell Celular or such Restricted Subsidiary to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(f)

the failure by Iusacell Celular or any Restricted Subsidiary to duly observe or perform any of the covenants or agreements of Iusacell Celular or such Restricted Subsidiary under the Second Lien Notes Indenture (other than those referred to in clauses (a), (b), (c), (d) and (e) above) for a period of more than 45 days after the date on which written notice thereof requiring Iusacell Celular or such Restricted Subsidiary to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(g)

the default by Iusacell Celular or any Restricted Subsidiary under any Indebtedness, the principal amount outstanding of which is in excess of U.S.$15,000,000 (or its equivalent in other currencies), which default results in the acceleration of such Indebtedness prior to its stated maturity;

(h)	a Judgment shall have been entered against Iusacell Celular or any Restricted Subsidiary;
(i)

(A) the Lien created or intended to be created on the Issue Date by any of the Collateral Documents fails to be registered with the appropriate registry in Mexico, which shall include the public registries of commerce of the domicile of each of Iusacell Celular and the Restricted Subsidiaries that grant Collateral, by the 21st month anniversary of the Issue Date, if Iusacell Celular shall have provided the Trustee no later than the 12th month anniversary of the Issue Date with an Officers’ Certificate stating that Iusacell Celular has used its best

17

reasonable commercial efforts and has acted diligently to obtain the registration of the mortgage at the public registry of commerce in Mexico City (or, if such Officers’ Certificate has not been so provided, the Lien created fails to be registered with the appropriate registry in Mexico by the 12th month anniversary of the Issue Date), or (B) the Lien created by any of the Collateral Documents at any time fails to constitute a valid Lien on the Collateral, except, in each of the cases of (A) and (B) above, for any failure that (1) is cured by Iusacell Celular within 30 days after the date on which written notice thereof requiring Iusacell Celular to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, (2) is as a result of the Collateral and Intercreditor Agent’s failure to maintain possession of any instruments delivered to it under the Collateral Documents, or (3) relates to an immaterial portion of the Collateral;
(j)

except as permitted by the Second Lien Notes Indenture and the Collateral Documents, any Note Guarantee or Collateral Document is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect, or any Restricted Subsidiary denies or disaffirms its obligations under its Note Guarantee, or Iusacell Celular or any Restricted Subsidiary denies or disaffirms its obligations under any of the Collateral Documents;

(k)	there shall have been a condemnation or expropriation of the assets of Iusacell Celular or a Restricted Subsidiary that could reasonably be expected to have a Material Adverse Effect; and
(l)	certain events of bankruptcy or insolvency with respect to Iusacell Celular or a Restricted Subsidiary.

If an Event of Default occurs and is continuing, the Trustee may and, at the direction or request of the Holders of not less than 25% of the then outstanding principal amount of the Notes shall, declare all the Notes to be due and payable. Certain events of bankruptcy or insolvency are Events of Default which shall result in the Notes being due and payable immediately upon the occurrence of such Events of Default.

Holders may not enforce the Second Lien Notes Indenture or the Notes except as provided in the Second Lien Notes Indenture. The Trustee may refuse to enforce the Second Lien Notes Indenture or the Notes unless it receives reasonable indemnity or security. Subject to certain limitations, Holders of a majority in principal amount of the Outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest) if it determines that withholding notice is in their interest. The exercise of remedies is also subject to the limitations contained in the Collateral Documents.

No Holder shall have any right to institute any proceeding with respect to the Second Lien Notes Indenture for any remedy thereunder, unless:

•	such Holder gives the Trustee written notice of a continuing Event of Default;
•	Holders of not less than 25% of the principal amount of the then Outstanding Notes make a written request to the Trustee to institute such action or proceedings in its

18

own name as Trustee and offer to the Trustee a customary indemnity against the costs, expenses and liabilities to be incurred therein or thereby;

•

the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such action or proceeding and no direction inconsistent with such written request have been given to the Trustee pursuant to the Second Lien Notes Indenture; and

•

Holders of a majority in principal amount of the Outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

(B)	Notice of Defaults

If a Default or Event of Default occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or Event of Default in payment of principal of or interest on any Note (including payments pursuant to the optional redemption or required repurchase provisions of such Note, if any), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders.

(C)	Authentication and Delivery; Use of Proceeds

At any time and from time to time after the execution and delivery of the Second Lien Notes Indenture, Iusacell Celular may deliver the Notes executed by Iusacell Celular to the Trustee for authentication, together with the applicable documents referred to in the Second Lien Notes Indenture to be dated on or about the date on which the Mexican Court approves the Plan of Reorganization and certain other conditions are satisfied, and the Trustee shall thereafter authenticate and deliver such Notes to or upon the order of Iusacell Celular (specified in the Company Order referred to in the Second Lien Notes Indenture) or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Company Order.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes, because the Notes will be issued in exchange for the Tranche B Loans and 2004 Notes pursuant to the Plan of Reorganization.

(D)	Release of Property subject to Lien

Collateral may be released from the Liens and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Second Lien Notes Indenture and the Collateral Documents. Upon the written request of Iusacell Celular and the Restricted Subsidiaries pursuant to an Officers’ Certificate and an Opinion of Counsel delivered to the Trustee certifying that all conditions precedent under the Second Lien Notes Indenture have been met (including that all obligations of Iusacell Celular and the Restricted Subsidiaries have been fully performed (to the extent required to be performed prior thereto and in respect thereof)) and the compliance with the applicable provisions of the Collateral Documents and the Second Lien Notes Indenture and without the consent of any Holder, Iusacell Celular, the Restricted Subsidiaries and the Trustee will be entitled to releases of assets included in the Collateral from the Liens securing the Notes pursuant to the Collateral Documents under any one or more of the following circumstances:

19

(i)           in connection with any direct or indirect sale, disposition, conveyance, transfer, lease, assignment or other disposition, including a Sale-Leaseback Transaction, by Iusacell Celular or any Restricted Subsidiary that is permitted or not prohibited by Section 3.7 of the Second Lien Notes Indenture (including those items not deemed to be Asset Sales pursuant to the second sentence of the definition thereof);

(ii)          in respect of assets subject to a Permitted Lien;

(iii)         if the assets to be released have been taken by eminent domain, termination, expropriation, rescate, revocation, condemnation or in similar circumstances;

(iv)         if any Restricted Subsidiary is released from its Note Guarantee in accordance with the terms of the Second Lien Notes Indenture, such Restricted Subsidiary’s assets will also be released; or

(v)           pursuant to an amendment, waiver or supplement in accordance with the terms of the Second Lien Notes Indenture.

In addition, so long as such transaction would not violate the Second Lien Notes Indenture, Iusacell Celular and Eligible Restricted Subsidiaries may, to the extent permitted by applicable law, without any action or consent sent by the Trustee, (i) sell, collect, liquidate, factor or otherwise dispose of accounts receivable in the ordinary course of business; (ii) sell or dispose of in the ordinary course of business, free from the Lien and security interest created by the Collateral Documents, any machinery, equipment, furniture, apparatus, tools, implements, materials or supplies or other similar property (“Subject Property”) which, in the reasonable opinion of Iusacell Celular or the Eligible Restricted Subsidiary, as the case may be, may have become obsolete or unfit for use in the conduct of its business or the operation of the Collateral upon replacing the same with, or substituting for the same, new Subject Property constituting Collateral not necessarily of the same character but being of at least equal value and utility as the Subject Property so disposed of so long as such new Subject Property becomes subject to the Lien and security interest created by the Collateral Documents; (iii) abandon, sell, assign, transfer, license or otherwise dispose of in the ordinary course of business any personal property the use of which is no longer necessary or desirable in the proper conduct of the business or maintenance of the earnings of Iusacell Celular and the Eligible Restricted Subsidiaries, taken as a whole, and is not material to the conduct of the business of Iusacell Celular and Eligible Restricted Subsidiaries, taken as a whole; and (iv) make cash payments (including for the scheduled repayment of Indebtedness) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Second Lien Notes Indenture and the Collateral Documents. Iusacell Celular and the Eligible Restricted Subsidiaries shall deliver to the Trustee, within 30 calendar days following June 30 and December 31, an Officers’ Certificate to the effect that any releases and withdrawals during the preceding six-month period pursuant to the Second Lien Notes Indenture in which no release or consent of the Trustee was obtained were in the ordinary course of Iusacell Celular’s and/or the Eligible Restricted Subsidiaries’ business and were not prohibited hereby and that all proceeds therefrom were used by Iusacell Celular or such Eligible Restricted Subsidiary as permitted herein.

Finally, the Trustee shall, at the written request of Iusacell Celular and the Restricted Subsidiaries, deliver a certificate to the Collateral and Intercreditor Agent stating that the Obligations of Iusacell Celular under the Second Lien Notes Indenture have been satisfied in full, and instruct the Collateral and Intercreditor Agent to release the Lien securing the Obligations pursuant to the Second Lien Notes Indenture and the Collateral Documents upon a satisfaction

20

and discharge of the Second Lien Notes Indenture or a defeasance or covenant defeasance pursuant to the Second Lien Notes Indenture. In connection with such instruction, the Trustee shall request the Collateral and Intercreditor Agent to execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of all such Liens.

(E)	Satisfaction and Discharge; Covenant Defeasance

Under the terms of the Second Lien Notes Indenture, Iusacell Celular may at its option by a resolution of the Board of Directors, at any time, upon the satisfaction of certain conditions described in the Second Lien Notes Indenture, elect to be discharged from its obligations with respect to outstanding Notes (“defeasance”). In general, upon a defeasance, Iusacell Celular shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have satisfied all of its obligations under such Notes except for (1) the rights of Holders of such Notes to receive, solely from the trust fund established for such purposes, payments in respect of the principal of and interest on such Notes when such payments are due, (2) certain provisions relating to ownership, registration, cancellation and transfer of the Notes, (3) certain provisions relating to the mutilation, destruction, loss or theft of the Notes, (4) the covenant relating to the maintenance of an office or agency in the City of New York and (5) certain provisions relating to the rights, powers, trusts, duties and immunities of the Trustee.

In addition, Iusacell Celular may at its option by Board Resolution, at any time, upon the satisfaction of certain conditions described in the Second Lien Notes Indenture, elect to be released from certain covenants described in the Second Lien Notes Indenture (“covenant defeasance”). Following such covenant defeasance, the occurrence of a breach or violation of any such covenant will not be deemed to be a Default or an Event of Default under the Second Lien Notes Indenture.

The Second Lien Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Second Lien Notes Indenture) as to all Notes when:

(a)	either:
(i) all the Notes that have been executed, authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by Iusacell Celular and thereafter repaid to Iusacell Celular or discharged from such trust) have been delivered to the Trustee for cancellation; or
(ii) all Notes not previously cancelled have become due and payable, and Iusacell Celular has deposited with the Trustee Dollars or U.S. Government Obligations sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Notes to the date of deposit, together with irrevocable instructions from Iusacell Celular directing the Trustee to apply such funds to the payment;
(b)	Iusacell Celular or any Restricted Subsidiary has paid all other sums payable under the Second Lien Notes Indenture and the Notes by Iusacell Celular; and

21

(c)

Iusacell Celular has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent under the Second Lien Notes Indenture relating to the satisfaction and discharge of this Second Lien Notes Indenture have been complied with.

(F)	Evidence of Compliance with Covenants
(a)

Iusacell Celular shall deliver to the Trustee as soon as available, but in any event within 180 days after the end of each fiscal year of Iusacell Celular, an Officers’ Certificate stating whether, to the best of such Officers’ knowledge, anything came to his or her attention to cause him or her to believe that there existed on the date of such statements a Default or Event of Default, and if so, specifying the nature and period of existence thereof.

(b)

Within five days after the date on which any Senior Executive Officer of Iusacell Celular becomes aware of a Default or Event of Default, Iusacell Celular shall deliver to the Trustee written notice specifying such Default or Event of Default and what action Iusacell Celular is taking or proposes to take.

(c)

Upon any request or application by Iusacell Celular to the Trustee to take any action under the Second Lien Notes Indenture, Iusacell Celular may be required to furnish to the Trustee an Officers’ Certificate and an Opinion of Counsel.

(d)	Iusacell Celular is required to deliver all certificates and opinions under Section 314 of the TIA relating to collateral and releases thereof.
9.	Other obligors.

The Notes will be issued by Iusacell Celular with a mailing address of Montes Urales No. 460, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000, México, D.F. The Notes will be guaranteed by the following persons in addition to the Applicant:

Name	Address
Comunicaciones Celulares de Occidente, S.A. de C.V.	Montes Urales No. 460 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.
Grupo Portatel, S.A. de C.V.	Montes Urales No. 460 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.
Inmobiliaria Montes Urales 460, S.A. de C.V.	Montes Urales No. 460 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.
Iusacell, S.A. de C.V.	Montes Urales No. 460 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.
Iusanet, S.A. de C.V.	Montes Urales No. 460 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.

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Mexican Cellular Investments, Inc.	Montes Urales No. 460 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.
Portatel del Sureste, S.A. de C.V.	Montes Urales No. 460 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.
Sistecel, S.A. de C.V.	Montes Urales No. 460 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.	Montes Urales No. 460 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.
Telecomunicaciones del Golfo, S.A. de C.V.	Montes Urales No. 460 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.

Contents of application for qualification.

This application for qualification comprises:

(a)	Pages numbered one to twenty-five, consecutively.
(b)	The statement of eligibility and qualification on Form T-1 of Law Debenture Trust Company of New York, as Trustee under each of the indentures to be qualified.
(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:
(i)	Exhibit T3A. – The information required under Exhibit T3A for the Applicant is contained in the bylaws of the Applicant as previously filed;
(ii)	Exhibit T3B. – A translation of the bylaws of the Applicant;*
(iii)	Exhibit T3C-1. – A copy of the form of First Lien Notes Indenture;
(iv)	Exhibit T3C-2. – A copy of the form of Second Lien Notes Indenture;
(v)	Exhibit T3D-1. – A translation of the Mexican Court’s resolution dated June 28, 2007 approving the terms and conditions described in item 2;*

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(vi)	Exhibit T3D-2. – A translation of the Mexican Court’s resolution dated July 17, 2007 correcting a mathematical calculation made in the preamble of the Mexican Court’s resolution dated June 28, 2007;*
(vii)	Exhibit T3D-3. – A translation of the Mexican Court’s resolution dated August 3, 2007 declaring that the terms and conditions described in item 2 are no longer subject to appeal;*
(viii)

Exhibit T3E-1. – A translation of abstract of contents of the Insolvency Declaration registered with the Public Registry of Property and Commerce published in the Federal Official Gazette (Diario Oficial de la Federación) on October 30, 2006 and October 31, 2006;*

(ix)

Exhibit T3E-2. – A translation of abstract of contents of the Insolvency Declaration registered with the Public Registry of Property and Commerce published in the El Universal on October 30, 2006 and October 31, 2006;*

(x)	Exhibit T3E-3. – A translation of proposed convenio concursal dated December 4, 2006;*
(xi)	Exhibit T3E-4. – A translation of form of proof of receipt by creditors of proposed convenio concursal dated February 14, 2007;* and
(xii)

Exhibit T3F. – Cross reference sheet showing the location in each of the First Lien Notes Indenture and Second Lien Notes Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1 and Exhibit T3C-2, respectively).

*Previously filed.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, SOS Telecomunicaciones, S.A. de C.V, a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in Mexico City, Mexico, on the 21st day of November, 2007.

SOS Telecomuniciaciones, S.A. de C.V.

By: /s/ Fernando José Cabrera García

Fernando José Cabrera García

Attorney-in-fact

By: /s/ Jorge Carlos Narváez Mazzini

Jorge Carlos Narváez Mazzini

Attorney-in-fact

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